[redacted]

08027076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PrimeSolutions Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17601 West 130 Street, Suite 7
(No. and Street)

North Royalton (City) Ohio (State) 44133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Bull (440)230-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor Bull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PrimeSolutions Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

ANNE M. BRINKOBER
Notary Public, State of Ohio, Cuy. Cty
My commission expires Apr. 26, 201[illegible]

This report contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

focused.
experienced.
responsive.

PRIMESOLUTIONS SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

Cohen Fund Audit Services

PRIMESOLUTIONS SECURITIES, INC.

DECEMBER 31, 2007

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER AND BOARD OF DIRECTORS
PRIMESOLUTIONS SECURITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of PrimeSolutions Securities, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PrimeSolutions Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

February 26, 2008
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 106,957
RESTRICTED CASH	50,000
COMMISSIONS RECEIVABLE	99,420
FURNITURE AND EQUIPMENT - AT COST LESS ACCUMULATED DEPRECIATION OF $8,524	8,094
PREPAID EXPENSES	2,547
DEFERRED TAX ASSETS	1,366
	$ 268,384

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 23,599
COMMISSIONS PAYABLE	50,965
	74,564
COMMITMENTS	
COMMON STOCK $1 par value 500 shares authorized 100 shares issued and outstanding	100
ADDITIONAL PAID-IN CAPITAL	60,500
RETAINED EARNINGS	133,220
	193,820
	$ 268,384

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

REVENUES	
Commissions	$ 1,169,880
Management and investment advisory income	137,729
Interest income	2,038
Other income	151,010
	1,460,657
EXPENSES	
Commissions, employee compensation, and benefits	1,233,458
Occupancy	53,965
Communications and data processing	15,342
Floor brokerage and exchange fees	18,993
Insurance	2,112
Professional fees	6,500
Other expenses	18,884
	1,349,254
NET INCOME BEFORE PROVISION FOR INCOME TAXES	111,403
Provision for current income taxes	5,000
NET INCOME	$ 106,403

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JANUARY 1, 2007	$ 100	$ 60,500	$ 26,817	$ 87,417
NET INCOME			106,403	106,403
BALANCE – DECEMBER 31, 2007	$ 100	$ 60,500	$ 133,220	$ 193,820

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 106,403
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation	2,165
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Commissions receivable	(44,054)
Prepaid expenses	(1,231)
Accounts payable and accrued expenses	5,979
Commissions payable	1,929
Net cash provided from operating activities	71,191
CASH FLOW USED IN INVESTING ACTIVITY	
Acquisition of furniture and equipment	(3,833)
NET INCREASE IN CASH AND CASH EQUIVALENTS	67,358
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	89,599
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 156,957
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Taxes paid	$ 6,873

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

PrimeSolutions Securities, Inc. was incorporated in the State of Ohio for the purpose of acting as a securities broker-dealer, engaged primarily in selling mutual funds and other securities. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and the Municipal Securities Rulemaking Board (MSRB). The Company is registered to do business in the State of Ohio and 25 other states and the District of Columbia.

Nature of Business

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker. The carrying broker is responsible for complying with all regulatory requirements related to carrying customers' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has a $50,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement.

Receivables and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable balance based on historical collectibility. In the opinion of management, at December 31, 2007, all commissions were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

The Company primarily uses the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to ten years.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. FASB Interpretation No. 48 is effective for fiscal periods beginning after December 15, 2007. At adoption, the financial statements must be adjusted to reflect only those tax positions that are more likely than not of being sustained. Management of the Company is currently evaluating the impact that FASB Interpretation No. 48 will have on the Company's financial statements.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

NOTES TO THE FINANCIAL STATEMENTS

3. NET CAPITAL REQUIREMENT

Pursuant to National Futures Association rules and the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirements under the National Futures Association is the greater of $45,000 or the minimum net capital required by Rule 15c3-1. Under Rule 15c3-1, the Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. At December 31, 2007, the Company's minimum net capital requirement is $45,000. Net capital may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $180,476, which was $135,476 in excess of the minimum requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2007, the ratio was .41 to 1.

4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

5. EMPLOYEE BENEFIT PLAN

Substantially all of the Company's employees are covered under a simplified employee pension plan. The 2007 expense for this Plan was $15,510.

6. FEDERAL INCOME TAXES

Significant temporary differences that give rise to net deferred tax assets and liabilities consist of the excess of tax depreciation over financial accounting depreciation and the difference between accrual basis book income and cash basis tax income.

At December 31, 2007, deferred tax assets consisted of the following:

Gross deferred tax assets	$ 2,433
Gross deferred tax liability	(1,067)
	$ 1,366

There is no valuation allowance required against the deferred tax asset at December 31, 2007, as the Company believes that it is more likely than not that the deferred tax assets will be realized.

NOTES TO THE FINANCIAL STATEMENTS

7. COMMITMENTS

Leases

The Company leases office space in North Royalton, Ohio. The Company has a separate lease for additional space in Marietta, Ohio. The lease for the North Royalton office space has annual payments of $12,600 and expires on December 31, 2008. The Marietta, Ohio, lease has annual payments of $36,000 expiring January 31, 2009.

Minimum annual rentals amount to $48,600 for 2008 and $3,000 for 2009.

Rent expense amounted to $48,600 for the year ended December 31, 2007.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

NET CAPITAL		
Total shareholder's equity from statement of financial condition		$ 193,820
Less: Non-allowable assets		
Commissions receivable – Unsecured and 12b(1) fees	$ 1,337	
Deferred tax asset	1,366	
Prepaid expenses	2,547	
Furniture and equipment – Net of accumulated depreciation	8,094	13,344
NET CAPITAL		$ 180,476
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 74,564
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS		$ 4,974
MINIMUM REQUIRED NET CAPITAL		$ 45,000
NET CAPITAL REQUIREMENT		$ 45,000
EXCESS NET CAPITAL		$ 135,476
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.41 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2007 filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there are no audit adjustments.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 fax

SHAREHOLDER AND BOARD OF DIRECTORS
PRIMESOLUTIONS SECURITIES, INC.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of PrimeSolutions Securities, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

February 26, 2008
Westlake, Ohio

END